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VIA EDGAR CORRESPONDENCE
April 13, 2010
Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Re:	Checkpoint Systems, Inc. Form 10-K for the year ended December 27, 2009 Filed February 23, 2010 File No. 001-11257
Dear Mr. Spirgel:
     On behalf of Checkpoint Systems, Inc. (the “Company”), we are responding to your letter dated March 30, 2010 with respect to the above-referenced filing. Pursuant to the telephone conversation on April 13, 2010 between Gopal Dharia and Alison Klein, the Company hereby confirms its expectation that, on or about April 20, 2010, it will provide the Staff of the Division of Corporation Finance with detailed responses to the Staff’s comments.
     Please contact the undersigned at (202) 637-2165, or Alison Klein at (212) 906-1279, with any questions or comments you may have regarding this matter.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	John R. Van Zile Senior Vice President, General Counsel and Secretary Checkpoint Systems, Inc. Raymond D. Andrews Senior Vice President and Chief Financial Officer Checkpoint Systems, Inc.